                   SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM N-8A

                         NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(a) OF THE
                        INVESTMENT COMPANY ACT OF 1940

The   undersigned   investment   company  hereby  notifies  the
Securities and Exchange  Commission that it registers under and pursuant to the  provisions  of Section 8(a) of the  Investment
Company Act of 1940 and in  connection  with such  notification of registration submits the following information:

Name:  Oppenheimer Total Return Bond Fund

Address of Principal  Business  Office (No. & Street,  City,
State, Zip Code):

      6803 South Tucson Way, Centennial, Colorado 80112-3924

Telephone Number (including area code):  212-323-0200

Name and address of agent for service of process:

      Robert G. Zack, Esq.
      Senior Vice President & General Counsel
      OppenheimerFunds, Inc.
      498 Seventh Avenue
      New York, New York 10018

Check Appropriate Box:

Registrant is filing a  Registration  Statement  pursuant to
Section  8(b)  of  the   Investment   Company  Act  of  1940
concurrently with the filing of Form N-8A:   Yes X  No.

------------------------------------------------------------

Pursuant to the  requirements of the Investment  Company Act of 1940,  the  registrant  has caused this  notification  of registration  to be duly signed on its behalf in the City of
New York and State of New York on the 12th day of  December,
2002.

                                    Oppenheimer Total Return Bond Fund

                                          /s/ Robert G. Zack
                                    By:
                                         ---------------------------------
                                         Robert G. Zack, Secretary
Attest:

      /s/ Katherine P. Feld
By:   __________________________________
      Katherine P. Feld, Assistant Secretary